Pricing Term Sheet dated as of January 14, 2015	Free Writing Prospectus Filed pursuant to Rule 433 Relating to the Preliminary Prospectus Supplements each dated January 12, 2015 to the Prospectus dated January 12, 2015 Registration No. 333-184882

Southwestern Energy Company

Concurrent Offerings of

26,086,957 Shares of Common Stock, par value $0.01 per Share (the “Common Stock”)

(the “Common Stock Offering”)

and

30,000,000 Depositary Shares (the “Depositary Shares”)

Each Representing a 1/20th Interest in a Share of

6.25% Series B Mandatory Convertible Preferred Stock

(the “Depositary Shares Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Depositary Shares Offering and should be read together with (i) the preliminary prospectus supplement dated January 12, 2015 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated January 12, 2015 relating to the Depositary Shares Offering (the “Depositary Shares Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated January 12, 2015, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-184882. Neither the Common Stock Offering nor the Depositary Shares Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars. Southwestern Energy Company has increased the size of the Common Stock Offering to 26,086,957 shares (or 30,000,000 shares if the underwriters in the Common Stock Offering exercise their option to purchase additional shares in full) and the size of the Depositary Shares Offering to 30,000,000 Depositary Shares (or 34,500,000 Depositary Shares if the underwriters in the Depositary Shares Offering exercise their over-allotment option in full). The final prospectus supplements relating to the Common Stock Offering and the Depositary Shares Offering will reflect conforming changes relating to such increases in the size of the offerings.

Issuer:	Southwestern Energy Company

Ticker / Exchange for the Common Stock:	SWN / The New York Stock Exchange (“NYSE”)

Trade Date:	January 15, 2015.

Settlement Date:	January 21, 2015.

Use of Proceeds:	The Issuer estimates that the net proceeds to it from the Common Stock Offering, after deducting underwriting discounts and estimated offering expenses payable by the Issuer for the Common Stock Offering, will be approximately $581.4 million (or approximately $668.7 million if the underwriters in the Common Stock Offering exercise their option to purchase additional shares in full) and that the net proceeds to it from the Depositary Shares Offering, after deducting underwriting discounts and estimated offering expenses payable by the Issuer for the Depositary Shares Offering, will be approximately $1,454.1 million (or approximately $1,672.3 million if the underwriters in the Depositary Shares Offering exercise their over-allotment option in full). The Issuer intends to use the net proceeds from the Common Stock Offering and the Depositary Shares Offering to partially repay amounts outstanding under the Issuer’s existing $4,500 million unsecured 364-day bridge term loan facility. See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement and the Depositary Shares Preliminary Prospectus Supplement.

Common Stock Offering

Common Stock Offered:	26,086,957 shares of Common Stock

Option for Underwriters to Purchase Additional Shares of Common Stock:	3,913,043 additional shares of Common Stock

NYSE Last Reported Sale Price of the Common Stock on January 14, 2015:	$23.02 per share

	Per Share of Common Stock	Total
Public Offering Price	$23.00	$600,000,011.00
Underwriting Discounts	$0.69	$18,000,000.33
Proceeds to the Issuer (Before Expenses)	$22.31	$582,000,011.67

CUSIP / ISIN:	845467109 / US8454671095

Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BMO Capital Markets Corp.

Senior Co-Managers:	BNP Paribas Securities Corp. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. RBS Securities Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	BBVA Securities Inc. Credit Agricole Securities (USA) Inc. RBC Capital Markets, LLC CIBC World Markets Corp.

SG Americas Securities, LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Comerica Securities, Inc.

Fifth Third Securities, Inc.

Heikkinen Energy Securities, LLC

HSBC Securities (USA) Inc.

KeyBanc Capital Markets Inc.

Macquarie Capital (USA) Inc.

Piper Jaffray & Co.

PNC Capital Markets LLC

Robert W. Baird & Co. Incorporated

Scotia Capital (USA) Inc.

Tudor, Pickering, Holt & Co. Securities, Inc.

Depositary Shares Offering

Depositary Shares Offered:	30,000,000 Depositary Shares, each of which represents a 1/20th interest in a share of the Issuer’s 6.25% Series B Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”). At settlement of the Depositary Shares Offering, the Issuer will issue 1,500,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ option to purchase additional Depositary Shares to cover over-allotments.

Over-Allotment Option:	4,500,000 additional Depositary Shares (corresponding to 225,000 additional shares of the Mandatory Convertible Preferred Stock).

	Per Depositary Share	Total
Public Offering Price	$50.00	$1,500,000,000.00
Underwriting Discounts	$1.50	$45,000,000.00
Proceeds to the Issuer (Before Expenses)	$48.50	$1,455,000,000.00

Dividends:	6.25% of the liquidation preference of $1,000 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date and, to the extent that the Issuer is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion; provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date is approximately $14.5833 per share of Mandatory Convertible Preferred Stock (equivalent to approximately $0.72917 per Depositary Share). Each subsequent dividend is expected to be $15.6250 per share of Mandatory Convertible Preferred Stock (equivalent to $0.78125 per Depositary Share).

Dividend Record Dates:	The January 1, April 1, July 1 and October 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2015 and ending on, and including, January 15, 2018.

Mandatory Conversion Date:	The third business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 23rd scheduled trading day immediately preceding January 15, 2018.

Initial Price:	Approximately $23.00, which is equal to $1,000, divided by the Maximum Conversion Rate.

Threshold Appreciation Price:	Approximately $27.025, which represents a premium of approximately 17.5% over the Initial Price and is equal to $1,000, divided by the Minimum Conversion Rate.

Floor Price:	$8.05 (approximately 35% of the Initial Price).

Conversion Rate per Share of Mandatory Convertible Preferred Stock:

The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 43.4782 shares of Common Stock and not less than 37.0028 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”) (and, correspondingly, the conversion rate for each Depositary Share will not be more than 2.17391 shares of Common Stock and not less than 1.85014 shares of Common Stock), depending on the applicable market value (as defined in the Depositary Shares Preliminary Prospectus Supplement) of the Common Stock, as described below.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable Market Value of
the Common Stock

Greater than the Threshold Appreciation Price

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price

Less than the Initial Price

Conversion Rate per Share of Mandatory Convertible Preferred Stock

37.0028 shares of Common Stock

Between 37.0028 and 43.4782 shares of Common Stock, determined by dividing $1,000 by the applicable market value

43.4782 shares of Common Stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable Market Value of

the Common Stock

Greater than the Threshold Appreciation Price

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price

Less than the Initial Price

Conversion Rate per Depositary Share

1.85014 shares of Common Stock

Between 1.85014 and 2.17391 shares of Common Stock, determined by dividing $50 by the applicable market value

2.17391 shares of Common Stock

Optional Conversion:	Other than during a fundamental change conversion period (as defined in the Depositary Shares Preliminary Prospectus Supplement), at any time prior to January 15, 2018, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock at the Minimum Conversion Rate of 37.0028 shares of Common Stock per share of Mandatory Convertible Preferred Stock (equivalent to 1.85014 shares of Common Stock per Depositary Share), subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement. Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may only convert its Depositary Shares in lots of 20 Depositary Shares.

Fundamental Change:

If a fundamental change (as defined in the Depositary Shares Preliminary Prospectus Supplement) occurs on or prior to January 15, 2018, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock at the fundamental change conversion rate (as defined in the Depositary Shares Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Depositary Shares Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change, but in no event later than January 15, 2018).

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Depositary Shares Preliminary Prospectus Supplement) in the fundamental change:

Stock Price on Effective Date
Effective Date	$5.00	$10.00	$15.00	$20.00	$23.00	$25.00	$27.03	$30.00	$35.00	$40.00	$45.00	$50.00	$60.00
January 21, 2015	44.9560	42.5280	39.4600	36.9820	36.0980	35.7400	35.5300	35.4260	35.5580	35.8260	36.0880	36.3020	36.5700
January 15, 2016	44.2160	43.1160	40.8200	38.1420	36.9880	36.4780	36.1540	35.9480	36.0100	36.2420	36.4600	36.6160	36.7820
January 15, 2017	43.6620	43.4500	42.4680	39.9640	38.3740	37.5660	37.0140	36.6220	36.5820	36.7340	36.8420	36.8940	36.9260
January 15, 2018	43.4780	43.4780	43.4780	43.4780	43.4780	40.0000	37.0020	37.0020	37.0020	37.0020	37.0020	37.0020	37.0020

The exact stock price and effective date may not be set forth on the table, in which case:

•    if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•    if the stock price is in excess of $60.00 per share (subject to adjustment in the same manner and at the same time as the stock price set forth in the first row of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement; and

•    if the stock price is less than $5.00 per share (subject to adjustment in the same manner and at the same time as the stock price set forth in the first row of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

Stock Price on Effective Date
Effective Date	$5.00	$10.00	$15.00	$20.00	$23.00	$25.00	$27.03	$30.00	$35.00	$40.00	$45.00	$50.00	$60.00
January 21, 2015	2.2478	2.1264	1.9730	1.8491	1.8049	1.7870	1.7765	1.7713	1.7779	1.7913	1.8044	1.8151	1.8285
January 15, 2016	2.2108	2.1558	2.0410	1.9071	1.8494	1.8239	1.8077	1.7974	1.8005	1.8121	1.8230	1.8308	1.8391
January 15, 2017	2.1831	2.1725	2.1234	1.9982	1.9187	1.8783	1.8507	1.8311	1.8291	1.8367	1.8421	1.8447	1.8463
January 15, 2018	2.1739	2.1739	2.1739	2.1739	2.1739	2.0000	1.8501	1.8501	1.8501	1.8501	1.8501	1.8501	1.8501

The exact stock price and effective date may not be set forth on the table, in which case:

•    if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•    if the stock price is in excess of $60.00 per share (subject to adjustment in the same manner and at the same time as the stock price set forth in the first row of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 20, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement; and

•    if the stock price is less than $5.00 per share (subject to adjustment in the same manner and at the same time as the stock price set forth in the first row of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 20, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may only convert its Depositary Shares upon the occurrence of a fundamental change in lots of 20 Depositary Shares.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Depositary Shares Prospectus Supplement) is 6.25% per annum.

Listing:	The Issuer intends to apply to list the Depositary Shares on The New York Stock Exchange under the symbol “SWNC” and expects trading of the Depositary Shares on The New York Stock Exchange to begin within 30 days of the Settlement Date.

CUSIP / ISIN for the Depositary Shares:	845467208 / US8454672085

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	845467307 / US8454673075

Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BNP Paribas Securities Corp.

Senior Co-Managers:	BMO Capital Markets Corp. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. RBS Securities Inc. SMBC Nikko Securities America, Inc.

Co-Managers:

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

RBC Capital Markets, LLC

CIBC World Markets Corp.

SG Americas Securities, LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Comerica Securities, Inc.

Fifth Third Securities, Inc.

Heikkinen Energy Securities, LLC

HSBC Securities (USA) Inc.

KeyBanc Capital Markets Inc.

Macquarie Capital (USA) Inc.

PNC Capital Markets LLC

Robert W. Baird & Co. Incorporated

Scotia Capital (USA) Inc.

Tudor, Pickering, Holt & Co. Securities, Inc.

U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Depositary Shares Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway New York, NY 10038, 866-500-5408, dg.prospectus_requests@baml.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, 1-800-831-9146, prospectus@citi.com; J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, 1-866-803-9204; Wells Fargo Securities, Attention: Equity Syndicate Dept, 375 Park Avenue, New York, NY 10152, 1-800-326-5897, cmclientsupport@wellsfargo.com; (solely with respect to the Common Stock Offering) BMO Capital Markets. Attention: Prospectus Department, 3 Times Square, 27th Floor, New York, NY 10036, (800) 414-3627, bmoprospectus@bmo.com; or (solely with respect to the Depositary Shares Offering) BNP Paribas Securities Corp., Attention: Equity Syndicate Desk, 787 7th Avenue, New York, NY 10019, (212) 841-2620.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

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